Filed by AMR Corporation

Commission File No. 1-8400

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: US Airways Group, Inc.

Commission File No. 001-8444

Note: The following are communications made by customers of AMR Corporation and by AMR Corporation’s Vice President of Customer Care on Twitter on February 22, 2013.

Aviation Information @AerospaceInfo

As the rebranding (and merger) process, what changing aspects of the experience will you oversee? #AskDon @AmericanAir

American Airlines @AmericanAir

@aerospaceinfo My remit is airport and reservations agents. We will be working hard together through this process. #AskDon

Aviation Information @AerospaceInfo

@AmericanAir Any comment on upcoming reservation integration with US Airways? #AskDon

American Airlines @AmericanAir

@aerospaceinfo It’s too soon to discuss specifics, but I will work very hard to make any integration successful. #AskDon

Tim Both @Tim_Both

#AskDon will much change with he merger in customer care?

American Airlines @AmericanAir

@tim_both We don’t have all details yet. bit.ly/ARRIVING has more info & will be updated as we know more.

Scott Searles @AV8ON

@AmericanAir #AskDon With the announce merger how will you differentiate you customer services over the other 2 major carriers.

American Airlines @AmericanAir

@av8on We may not have all the answers today but will do our best to update as we know more. Check here for updates: bit.ly/ARRIVING aviatorben @golferww

@AmericanAir #AskDon can you make sure when aligning the US/AA programs that you include us FFs in the decision? #worriedEXP

American Airlines @AmericanAir

@golferww The opinions of our frequent flyers are important to us and we will be sure to take yours into account. #AskDon

Mat @SleekHorizon

@AmericanAir Hi Don. Do you have any plans to leave Oneworld for another alliance? #AskDon

American Airlines @AmericanAir

@sleekhorizon We’re a founding partner of oneworld @ we’re very committed to the alliance #AskDon

Mat @SleekHorizon

@AmericanAir excellent answer. Good luck with the new partnership with @USAirways #AskDon

American Airlines @AmericanAir

@sleekhorizon Thanks, Mat. #AskDon

Matt Simansky @ActionNewsMatt

#AskDon What improvements will travelers at US Airways hub #PHL (which has a small AA presence) see once company becomes @AmericanAir

American Airlines @AmericanAir

@actionnewsmatt We don’t have all details yet. bit.ly/ARRIVING has more info @ will be updated as we know more #AskDon

Virginia Luong @msvirginialuong

@AmericanAir I heard that you guys are planning to merge with another airline, am I going to lose all of my AA mileage points? #AskDon

American Airlines @AmericanAir

@msvirginialuong Your Aadvantage miles are secure. More information is at bit.ly/ARRIVING

Johnathan King @Runway1R

@americanair how will onboard #PaxEx be changed or improved by the new American “movement” and/or merger? #AskDon

American Airlines @AmericanAir

@runway1r We will continue to invest in our fleet and products and services to offer a great travel experience. #AskDon

Johnathan King @Runway1R

@americanair But how exactly? while not having experienced it myself, Ive heard horror stories of terrible service onboard. #AskDon

American Airlines @AmericanAir

@Runway1R We’re providing more tools for our frontline customer service agents to be able to better serve you.

American Airlines @AmericanAir

@Runway1R For example, we’re providing tablets for flight attendants and pilots to provide them more information. #AskDon

Johnathan King @Runway1R

@americanair Awesome!

Aviation Information @AerospaceInfo

@Runway1R Makes me wish I was an FA or pilot, I’d love an IPad

Danilo Cekrdzin @Voyager747

“@AmericanAir The tablets you provide for pilots, do they have customized software or an general app? #AskDon

American Airlines @AmericanAir

@voyager747 Pilots receive iPads with customized apps. #AskDon

Cheryl Coad @mydingydog

@AmericanAir I’d like to ask #AskDon why Aadvantage miles are not going to be interchangeable (for lack of better wording) with USAirways miles

American Airlines @AmericanAir

@mydingydog At this time, each company will maintain its current loyalty programs.

Scorching Style @ScorchingStyle

#AskDon w/the merger & resulting increase in PLAT/EXPLAT base, will the amount of reward seat availability increase as well?

American Airlines @AmericanAir

@scorchingstyle We don’t have all details yet. bit.ly/ARRIVING has more info & will be updated as we know more. #AskDon

Justin Lute @oldmanaround

@AmericanAir #AskDon If I fly USAir in March, will that count towards my year-end qualifying miles in December?

American Airlines @AmericanAir

@oldmanaround At this time, each company will maintain its current loyalty programs. #AskDon

I Alivandi @I_Alivandi

@AmericanAir Will we see the same high customer service levels post-merger, or will it go to pot like with @united? #AskDon

American Airlines @AmericanAir

@i_alivandi We plan to create a premier global carrier and will work hard to ensure the merger is successful

Senor Sloth @Senor_Sloth

@AmericanAir #askdon - With the catastrophic Hilton devaluation, us freq fliers are worried - can you promise the merger wont kill AA miles

American Airlines @AmericanAir

@senor_sloth Your AAdvantage miles are secure. More information is at http://bit.ly/ARRIVING #AskDon

Scott Hackler @TheKonsulat

I’ve flown 699K miles with @AmericanAir and probably right at 300K with @USAirways. Am I now on the brink of being a Million Miler? #AskDon

American Airlines @AmericanAir

@TheKonsulat Thanks for your questions. Visit http://bit.ly/X9fIVJ for more information. ^SH

Aviation Information @AerospaceInfo

#AskDon What has been the biggest challenge so far with the #newAmerican? @AmericanAir

American Airlines @AmericanAir

@aerospaceinfo Very thoughtful! Change is difficult, as an organization & for each of us. I’m working hard to make that change positive.

David Samuel Dworkin @lionofzion450

@AmericanAir will PHL-TLV still be around after the merger #AskDon

American Airlines @AmericanAir

@lionofzion450 We don’t have all details yet. http://bit.ly/ARRIVING has more info & will be updated as we know more. #AskDon

Kyle Hair @hair_k

@AmericanAir #askDon Will we be moving from a three-tier frequent-flier program to a four-tier program as a result of the merger?

American Airlines @AmericanAir

@hair_k We have no plans for a 4th @AAdvantage status tier. #AskDon

Saad Khan @saadkhan07

@AmericanAir also how will you implement current US livery in the new aa? #askdon

American Airlines @AmericanAir

@saadkhan07 Saad, nearly 60 aircraft with our new look will be delivered this year. #AskDon

Pedro Armenteros @pethabmia

#AskDon planning to be serving meals in all domestic flights less than 3.5 h on the premium cabin?. Us air doesn’t

American Airlines @AmericanAir

@pethabmia We don’t have all details yet. http://bit.ly/ARRIVING has more info & will be updated as we know more. #AskDon

Additional Information and Where To Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed merger transaction between AMR Corporation (“AMR”) and US Airways Group, Inc. (“US Airways”) will be submitted to the stockholders of US Airways for their consideration. AMR expects to file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a prospectus of AMR and a proxy statement of US Airways, and US Airways expects to file with the SEC a definitive proxy statement on Schedule 14A. AMR and US Airways also plan to file other documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS OF US AIRWAYS ARE URGED TO READ THE PROXY STATEMENT, PROSPECTUS AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the proxy statement, prospectus and other documents containing important information about AMR and US Airways, once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by US Airways, when and if available, can be obtained free of charge on US Airways’ website at www.usairways.com or by directing a written request to US Airways Group, Inc., 111 West Rio Salado Parkway, Tempe, Arizona 85281, Attention: Vice President, Legal Affairs. Copies of the documents filed with the SEC by AMR, when and if available, can be obtained free of charge on AMR’s website at www.aa.com or by directing a written request to AMR Corporation, P.O. Box 619616, MD 5675, Dallas/Fort Worth International Airport, Texas 75261-9616, Attention: Investor Relations or by emailing investor.relations@aa.com.

US Airways, AMR and certain of their respective directors, executive officers and certain members of management may be deemed to be participants in the solicitation of proxies from the stockholders of US Airways in connection with the proposed transaction. Information about the directors and executive officers of US Airways is set forth in its proxy statement for its 2012 annual meeting of stockholders, which was filed with the SEC on April 27, 2012. Information about the directors and executive officers of AMR is set forth in its Annual Report on Form 10-K for the fiscal year ended December 31, 2011, which was filed with the SEC on February 15, 2012. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the prospectus and proxy statement and other relevant materials when and if filed with the SEC in connection with the proposed transaction.

Cautionary Statement Regarding Forward-Looking Statements

This document includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by words such as “may,” “will,” “expect,” “intend,” “anticipate,” “believe,” “estimate,” “plan,” “project,” “could,” “should,” “would,” “continue,” “seek,” “target,” “guidance,” “outlook,” “forecast” and other similar words. These forward-looking statements are based on AMR’s and US Airways’ current objectives, beliefs and expectations, and they are subject to significant risks and uncertainties that may cause actual results and financial position and timing of certain events to differ materially from the information in the forward-looking statements. The following factors, among others, could cause actual results and financial position and timing of certain events to differ materially from those described in the forward-looking statements: failure of a proposed transaction to be implemented; the challenges and costs of closing, integrating, restructuring and achieving anticipated synergies; the ability to retain key employees; and other economic, business, competitive, and/or regulatory factors affecting the businesses of US Airways and AMR generally, including those set forth in the filings of US Airways and AMR with the SEC, especially in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of their respective annual reports on Form 10-K and quarterly reports on Form 10-Q, their current reports on Form 8-K and other SEC filings, including the registration statement, proxy statement and prospectus. Any forward-looking statements speak only as of the date hereof or as of the dates indicated in the statements. Neither AMR nor US Airways assumes any obligation to publicly update or supplement any forward-looking statement to reflect actual results, changes in assumptions or changes in other factors affecting these forward-looking statements except as required by law.